UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

The Mills Limited Partnership

(Name of Issuer)

Common Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Thomas E. Frost

The Mills Corporation

1300 Wilson Boulevard, Suite 400

Arlington, Virginia 22209

Telephone: 703-526-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Mills Corporation 52-1802283
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 56,241,561 8. Shared Voting Power: 0 9. Sole Dispositive Power: 56,241,561 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,241,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 86.7%
14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common units of limited partnership interest (the “Common Units”) of The Mills Limited Partnership, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at c/o The Mills Corporation, 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209.

Item 2. Identity and Background

This Schedule 13D is being filed by The Mills Corporation, a Delaware corporation (“TMC”). Its principal business address and principal executive office is 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209. TMC is a fully integrated, self-managed real estate investment trust that is engaged principally in the business of providing development, redevelopment, leasing, financing, management and marketing services to its domestic and international retail and entertainment properties. TMC is the sole general partner and a limited partner of the Issuer. TMC conducts substantially all of its business and owns substantially all of its properties through the Issuer and its various subsidiaries. Information with respect to the directors and executive officers of TMC is set forth in Appendix A attached hereto and incorporated herein by reference.

During the last five years, neither TMC nor, to its knowledge, any person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which TMC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

TMC initially acquired 16,905,953 Common Units of the Issuer as part of the initial formation and capitalization of the Issuer in April 1994. Subsequently, from time to time, TMC has caused the Issuer to issue to it, or otherwise acquired, additional Common Units (i) upon redemption by individual limited partners of such Common Units for shares of common stock of TMC, pursuant to the terms of the Issuer’s Limited Partnership Agreement, as amended (the “Partnership Agreement”), as more particularly described in Item 6, (ii) in exchange for proceeds contributed by TMC, which proceeds were received from third parties in exchange for the issuance of TMC common stock and which Common Units have substantially similar rights to such common stock., and (iii) upon the exercise of options granted or restricted stock awarded pursuant to TMC’s equity compensation plans, for which proceeds, if any, are contributed to the Issuer.

On April 19, 2004, the Issuer filed a registration statement on Form 10 registering its Common Units pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which Form 10 became automatically effective on June 18, 2004, the sixtieth day from the initial filing date. As reported in that Form 10, TMC beneficially owned 51,054,411 Common Units. Subsequent to April 19, 2004, TMC has acquired additional Common Units of the Issuer as follows:

•	During the period from April 20, 2004 through June 30, 2004:

•	TMC acquired an aggregate of 182,401 Common Units of the Issuer in connection with the issuance of an equivalent number of shares of common stock of TMC upon exercise of options granted and restricted stock awarded pursuant to TMC’s compensation plans and caused the Issuer to redeem 569 Common Units in connection with the retiring of an equivalent number of shares of common stock of TMC, resulting in a net acquisition of 181,832 Common Units by TMC.

•	TMC acquired an aggregate of 478,779 Common Units of the Issuer in connection with the redemption of such Common Units by the holders thereof for an equivalent number of shares of common stock of TMC.

•	During the period from July 1, 2004 through September 30, 2004:

•	TMC acquired an aggregate of 147,605 Common Units of the Issuer in connection with the issuance of an equivalent number of shares of common stock of TMC upon exercise of options granted and restricted stock awarded pursuant to TMC’s compensation plans and caused the Issuer to redeem 838 Common Units in connection with of the retiring of an equivalent number of shares of common stock of TMC, resulting in a net acquisition of 146,767 Common Units by TMC.

•	TMC acquired an aggregate of 370,983 Common Units of the Issuer in connection with the redemption of such Common Units by the holders thereof for an equivalent number of shares of common stock of TMC.

•	During the period from October 1, 2004 through December 31, 2004:

•	TMC acquired an aggregate of 12,167 Common Units of the Issuer in connection with the issuance of an equivalent number of shares of common stock of TMC upon exercise of options granted and restricted stock awarded pursuant to TMC’s compensation plans.

•	TMC acquired an aggregate of 847,404 Common Units of the Issuer in connection with the redemption of such Common Units by the holders thereof for an equivalent number of shares of common stock of TMC.

•	During the period from January 1, 2005 through March 31, 2005:

•

TMC acquired an aggregate of 70,000 Common Units of the Issuer in connection with the issuance of an equivalent number of shares of common stock of TMC upon exercise of options granted and restricted stock awarded pursuant to TMC’s compensation plans and caused the

Issuer to redeem 33,382 Common Units in connection with of the retiring of an equivalent number of shares of common stock of TMC, resulting in a net acquisition of 36,618 Common Units by TMC.

•	During the period from April 1, 2005 through June 30, 2005:

•	TMC acquired an aggregate of 256,192 Common Units of the Issuer in connection with the issuance of an equivalent number of shares of common stock of TMC upon exercise of options granted and restricted stock awarded pursuant to TMC’s compensation plans and caused the Issuer to redeem 88,589 Common Units in connection with of the retiring of an equivalent number of shares of common stock of TMC, resulting in a net acquisition of 167,603 Common Units by TMC.

•	TMC acquired an aggregate of 356,187 Common Units of the Issuer in connection with the redemption of such Common Units by the holders thereof for an equivalent number of shares of common stock of TMC.

•	During the period from July 1, 2005 through July 31, 2005:

•	TMC acquired an aggregate of 32,530 Common Units of the Issuer in connection with the issuance of an equivalent number of shares of common stock of TMC upon exercise of options granted and restricted stock awarded pursuant to TMC’s compensation plans and caused the Issuer to redeem 5,571 Common Units in connection with of the retiring of an equivalent number of shares of common stock of TMC, resulting in a net acquisition of 26,959 Common Units by TMC.

Item 4. Purpose of Transaction

The purpose of TMC’s acquisition of the Common Units of the Issuer in 1994 was to permit TMC to be organized, together with the Issuer, in an UPREIT structure through which TMC could operate as a real estate investment trust (a “REIT”) for federal tax purposes. Through the UPREIT structure, the Issuer, which is a partnership that is controlled by TMC, can acquire properties in transactions that would not trigger immediate tax obligations for certain sellers in consideration for the issuance of Common Units that are subsequently redeemable for cash or TMC shares, at the option of the Issuer or, if TMC elects to assume the Issuer’s redemption obligation, at the option of TMC. The purpose of TMC’s subsequent acquisitions, from time to time, of Common Units of the Issuer was in connection with the redemption of Common Units, as described in the previous sentence, by partners of the Issuer who received TMC shares in the redemption. Other than acquisitions of Common Units of the Issuer in the ordinary course of business pursuant to the Partnership Agreement, TMC currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although it reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

(a)	As of July 31, 2005, TMC directly owns 56,241,561 Common Units, representing 86.7% of the outstanding Common Units, based on the number of Common Units outstanding as of July 31, 2005. To the knowledge of TMC, except as set forth in Appendix A, no person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item beneficially owns any Common Units.

(b)	TMC has sole voting power and sole dispositive power with respect to 56,241,561 Common Units.

(c)	Other than acquisitions of Common Units of the Issuer in the ordinary course of business pursuant to the Partnership Agreement, TMC has not effected any transactions in Common Units in the past 60 days.

(d)	No person other than TMC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by TMC.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Partnership Agreement

The following is a summary of the key terms of the Partnership Agreement as they relate to the Issuer’s securities. The Partnership Agreement is filed as Exhibits 3.1 through 3.9, which exhibits are incorporated herein by reference.

Ownership

Issuer holds substantially all of the assets of, and conducts substantially all of the operations of, TMC. One percent (1%) of the aggregate number of units outstanding of all classes is required to be held by TMC as a general partner interest. The balance of the interest held by TMC is in the form of Common Units as a limited partner. The Issuer must conduct its business in a manner that permits TMC to be qualified as a REIT under the Internal Revenue Code of 1986.

Restrictions on the Transfer of Common Units by Limited Partners

Limited partners are prohibited, subject to certain exceptions, from transferring all or any portion of their Common Units without (a) obtaining the prior written consent of TMC, as general partner, which consent may be withheld in its sole and absolute discretion, and (b) meeting certain other requirements set forth in the Partnership Agreement. Notwithstanding these restrictions, limited partners are permitted to transfer all or a portion of their Common Units to (i) a parent or parents, spouse, natural or adopted descendant or descendants, spouse of such descendant, or brother or sister; (ii) a corporation controlled by a person or persons named in (i) above; or (iii) if the limited partner is an entity, its beneficial owners; unless, in the reasonable judgment of TMC, as general partner, such transfer would cause (or have the potential to cause) the TMC to lose its REIT status. In addition, the executor, administrator, trustee, guardian, receiver or conservator of a limited partner’s estate succeeds to the rights of the limited partner for the purpose of settling the affairs of such limited partner. Limited partners may dispose of their Common Units by exercising their rights to have the Issuer redeem their Common Units for cash or for common stock, which payment type is made in the sole and absolute discretion of TMC, as general partner. Upon transfer of all of a limited partner’s Common Units, such limited partner ceases to be a limited partner.

Issuance of Additional Limited Partnership Interests

TMC, as the general partner of the Issuer, is authorized, without the consent of the limited partners, to cause the Issuer to issue additional Common Units to it, to the limited partners or to other persons for such consideration and on such terms and conditions as it deems appropriate. If additional Common Units are issued to TMC, then it must issue additional common stock and must contribute to the Issuer the entire proceeds received by it from the common stock issuance. In addition, TMC may cause the Issuer to issue to it additional partnership interests in different series or classes, which may be senior to the Common Units, in conjunction with an offering of TMC’s securities having substantially similar rights, in which the proceeds thereof are contributed to the Issuer. Consideration for additional partnership interests may be cash or any property or other assets permitted by applicable law. TMC also causes the Issuer to issue additional Common Units to it upon the exercise of options granted or restricted stock awarded pursuant to TMC’s equity compensation plans. No limited partner has preemptive, preferential or similar rights with respect to additional capital contributions to the Issuer or the issuance or sale of any partnership interests therein.

Redemption of Common Units

Each holder of Common Units may, subject to certain limitations, require that the Issuer redeem such holder’s Common Units, by delivering a notice to the Issuer. Upon redemption, such holder will receive, in the sole and absolute discretion of TMC, with respect to each Common Unit tendered, either (a) cash in an amount equal to the market value of one share of common stock of TMC or (b) one share of common stock of TMC (subject to certain anti-dilution adjustments).

In lieu of the Issuer redeeming holders, TMC, as general partner, has the right to assume directly and satisfy the redemption right of a holder described in the preceding paragraph. Generally, TMC elects to assume directly and satisfy any redemption right exercised by a holder through the issuance of shares of its common stock (which is referred to below as the redemption shares), whereupon TMC acquires the Common Units being redeemed and becomes the owner of such redeemed Common Units. Such an acquisition by TMC is treated as a sale of the Common Units to it for federal income tax purposes. Upon redemption, such holder’s right to receive distributions with respect to the Common Units redeemed ceases and such holder ceases to be a limited partner of the Issuer as to those Common Units redeemed. However, if such Common Units are exchanged for redemption shares, the holder will have rights as a stockholder of TMC from the time of such holder’s acquisition of the redemption shares.

Common Units Held by KanAm and its Affiliates

TMC and the Issuer have a long-standing relationship with KanAm, a German syndicator of closed and open-end real estate funds, and its affiliates, which are referred to collectively as KanAm. In addition to direct investments in the Arundel Mills, Colorado Mills, Concord Mills, Discover Mills, Grapevine Mills, Katy Mills, St. Louis Mills, The Block at Orange, Meadowlands Xanadu, Pittsburgh Mills, Great Mall of the Bay Area, and Opry Mills properties as well as in certain entities owned by the Issuer, KanAm owned, as of July 31, 2005, approximately 1.23% of the Common Units of the Issuer. During 2003 and 2004, KanAm acted as TMC’s disbursing agent and provided other related services with respect to certain unitholders of the Issuer who received their units in distribution transactions from KanAm and its affiliated entities. Specifically, KanAm assisted TMC in making quarterly partnership distributions, redeeming partnership units, preparing certain tax forms, communicating with TMC’s German partners, and interfacing with TMC’s German unitholders on day-to-day matters. Until TMC entered into a services agreement, dated as of December 1, 2004, with KanAm, TMC did not pay KanAm any fees nor did TMC reimburse KanAm for any expenses incurred in connection with these services. Under the terms of the services agreement that commenced on January 1, 2004, TMC will pay KanAm a quarterly fee that ranges from $15,000 to $25,000, depending on the number of KanAm unitholders, in exchange for KanAm continuing to provide these services to TMC. TMC will also reimburse KanAm for reasonable out-of-pocket expenses. The initial term of the agreement is for two years and will automatically renew for one year successive periods, subject to either party’s termination rights. Further, three of the members of TMC’s board of directors, Dietrich von Boetticher, James C. Braithwaite and Franz von Perfall are principals of KanAm. Each of these directors beneficially own Common Units, as disclosed in Appendix A.

Except as set forth herein, neither TMC nor, to its knowledge, any person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 3.1	Limited Partnership Agreement of The Mills Limited Partnership, dated as of April 21, 1994 (incorporated by reference to Exhibit 10.1 of The Mills Corporation’s Registration Statement on Form S-3 (No. 333-109331), which Registration Statement was declared effective by the SEC on January 9, 2004).

Exhibit 3.2	First Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of April 27, 2001 (incorporated by reference to Exhibit 10.3A of The Mills Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

Exhibit 3.3	Second Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.3B of The Mills Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

Exhibit 3.4	Third Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of October 9, 2002 (incorporated by reference to Exhibit 10.1 of The Mills Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2002).

Exhibit 3.5	Fourth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of December 17, 2002 (incorporated by reference to Exhibit 10.1D of The Mills Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002).

Exhibit 3.6	Fifth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of March 26, 2003 (incorporated by reference to Exhibit 10.1E of The Mills Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002).

Exhibit 3.7	Sixth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 5, 2003 (incorporated by reference to Exhibit 10.1 of The Mills Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

Exhibit 3.8	Seventh Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of August 23, 2004 (incorporated by reference to Exhibit 10.8 of The Mills Corporation’s Registration Statement on Form S-3 (file no. 333-125636) filed on June 8, 2005).

Exhibit 3.9	Eighth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 16, 2005 (incorporated by reference to Exhibit 3.2 of The Mills Corporation’s Current Report on Form 8-K filed on May 16, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2005

The Mills Corporation

By:	/s/ Mary Jane Morrow
Name:	Mary Jane Morrow
Title:	Executive Vice President and Chief Financial Officer

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF THE MILLS CORPORATION

Set forth below are the name, current business address, citizenship and present principal occupation or employment of each director and executive officer of TMC. The current business address for each of the individuals listed below is c/o The Mills Corporation, 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209.

DIRECTORS AND EXECUTIVE OFFICERS OF TMC

Name and Title	Country of Citizenship	Present Principal Occupation or Employment	Number of Common Units Beneficially Owned (as of July 31, 2005)
Laurence C. Siegel	U.S.A.	Chairman of the Board of Directors and Chief Executive Officer	556,793

Dietrich von Boetticher	Germany	Vice Chairman and Director	796,731[1]

John M. Ingram	U.S.A.	Vice Chairman and Director

Charles R. Black, Jr.	U.S.A.	Director

James C. Braithwaite	U.S.A.	Director	337,470[2]

S. Joseph Bruno	U.S.A.	Director

Joseph B. Gildenhorn	U.S.A.	Director

Frank W. Lampl	U.K.	Director

Colombe M. Nicholas	U.S.A.	Director

Harry H. Nick	U.S.A.	Director	111,568

[1]	Units are held by various KanAm partnerships in which the reporting person holds a controlling interest. The reporting person disclaims beneficial ownership of the reporting units except to the extent of his pecuniary interest therein.
[2]	309,476 units held personally; 27,994 units held in a family trust.

Franz von Perfall	Germany	Director	210,509

Robert P. Pincus	U.S.A.	Director

Cristina L. Rose	U.S.A.	Director

Mark D. Ettenger	U.S.A.	President

Kenneth R. Parent	U.S.A.	Chief Operating Officer

James F. Dausch	U.S.A.	President, Development Division

James A. Napoli	U.S.A.	President, Operating Division

D. Gregory Neeb	U.S.A.	Executive Vice President and Chief Investment Officer

Nicholas McDonough	U.S.A.	Executive Vice President, Asset Management

Mary Jane Morrow	U.S.A.	Executive Vice President and Chief Financial Officer